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SECURI 03054882 MMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 36232 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 05/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brokerage Design & Development, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 City Boulevard West, Suite 2010
(No. and Street)

Orange (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Ronald King (714) 456-0852
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name — *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 (Address) Mission Viejo (City), CA (State) 92691 (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 01 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, J. Ronald King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brokerage Design & Development, Inc., as of April 30, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



SCOTT PETERS
COMM. #1252097
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Exp. Jan. 30, 2004


Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - APRIL 30, 2003

BROKERAGE DESIGN & DEVELOPMENT, INC.

333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868

Mr. J. Ronald King
BROKERAGE DESIGN & DEVELOPMENT, INC.
333 City Blvd. West, Suite 2010
ORANGE, CALIFORNIA 92868

**BROKERAGE DESIGN & DEVELOPMENT, INC.**

Table of Contents

PAGE

LaVine
& Associates
Certified Public Accountants, Inc.

# REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
Brokerage Design & Development, Inc.
Orange, California

We have audited the accompanying balance sheets of Brokerage Design & Development, Inc. as of April 30, 2003 and 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokerage Design & Development, Inc. as of April 30, 2003 and 2002, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPA's, Inc.
Mission Viejo, California
June 24, 2003



26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

# BROKERAGE DESIGN & DEVELOPMENT, INC.

Balance Sheets

April 30,

ASSETS

| | 2003 | 2002 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $137,039 | $149,639 |
| Accounts receivable | 14,390 | 41,887 |
| TOTAL CURRENT ASSETS | 151,429 | 191,526 |
| Fixed assets - at cost - net of accumulated depreciation of $7,257 in 2003 and 2002 - Note 1 | - | - |
| Other assets | 3,300 | 3,300 |
| TOTAL ASSETS | $154,729 | $194,826 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2003 | 2002 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Accrued expenses | $ 30,195 | $ 71,060 |
| Due to affiliates | 15,361 | - |
| Income taxes payable – Note 2 | - | 9,561 |
| TOTAL LIABILITIES - all current | 45,556 | 80,621 |
| COMMITMENTS AND CONTINGENCIES - Note 6 | | |
| STOCKHOLDER'S EQUITY | | |
| Capital Stock - 1,000,000 shares authorized, 3,000 shares issued and outstanding | 3,000 | 3,000 |
| Additional paid-in capital | 120,000 | 120,000 |
| Retained deficit | (13,827) | (8,795) |
| TOTAL STOCKHOLDER'S EQUITY | 109,173 | 114,205 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $154,729 | $194,826 |

The accompanying notes are an integral part of the financial statements.

## BROKERAGE DESIGN & DEVELOPMENT, INC.

Statements of Operations

For The Years Ended April 30,

| | 2003 | 2002 |
|---|---|---|
| REVENUES | | |
| Marketing and administration income - Note 4 | $194,765 | $220,139 |
| Interest | 296 | 2,861 |
| TOTAL REVENUES | 195,061 | 223,000 |
| EXPENSES | | |
| Consulting | 105,945 | 104,312 |
| Depreciation | - | 1,597 |
| Other operating expenses | 93,348 | 82,458 |
| TOTAL EXPENSES | 199,293 | 188,367 |
| (LOSS) INCOME FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES | (4,232) | 34,633 |
| PROVISION FOR INCOME TAXES - Note 2 | | |
| Current | 800 | 9,561 |
| Deferred | - | - |
| TOTAL PROVISION FOR INCOME TAXES | 800 | 9,561 |
| NET (LOSS) INCOME | $ (5,032) | $ 25,072 |

The accompanying notes are an integral part of the financial statements.

**BROKERAGE DESIGN & DEVELOPMENT, INC.**

Statements of Changes in Stockholder's Equity

For The Years Ended April 30, 2003 and 2002

| | Capital Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| Balance - April 30, 2001 | $ 3,000 | $120,000 | $(33,867) | $ 89,133 |
| Net Income | - | - | 25,072 | 25,072 |
| Balance - April 30, 2002 | 3,000 | 120,000 | (8,795) | 114,205 |
| Net Income | - | - | (5,032) | (5,032) |
| Balance - April 30, 2003 | $ 3,000 | $120,000 | $(13,827) | $109,173 |

The accompanying notes are an integral part of the financial statements.

**BROKERAGE DESIGN & DEVELOPMENT, INC.**

Statements of Cash Flows

For The Years Ended April 30,

| | 2003 | 2002 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net (Loss) Income | $ (5,032) | $ 25,072 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | - | 1,597 |
| Changes in assets and liabilities: | | |
| Decrease in accounts receivable | 27,497 | 32 |
| Increase (Decrease) in due to affiliate | 15,361 | (162,847) |
| (Decrease) Increase in accrued expense | (40,865) | 33,122 |
| (Decrease) Increase in income tax payable | (9,561) | 3,961 |
| Net cash (consumed) by operating activities | (12,600) | (99,063) |
| Net decrease in cash | (12,600) | (99,063) |
| CASH BALANCE - beginning | 149,639 | 248,702 |
| CASH BALANCE - ending | $137,039 | $149,639 |
| Supplemental disclosure of cash flow information: | | |
| Interest paid | $ - | $ - |
| Income taxes paid | $ - | $ - |

The accompanying notes are an integral part of the financial statements.

**BROKERAGE DESIGN & DEVELOPMENT, INC.**
Notes to Financial Statements
For The Years Ended April 30, 2003 and 2002

## THE COMPANY

Brokerage Design & Development, Inc. (a California corporation), "the Company", is a registered securities broker/dealer formerly known as DLH Investments, Inc. The Company offers administrative, marketing and training programs to other broker dealers.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for both financial statement reporting and income tax return preparation.

Fixed assets - fixed assets are stated at cost. Depreciation is computed using the straight-line method, generally over five years.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Comprehensive income – Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statements of Income for the years ended April 30, 2003 and 2002.

## NOTE 2 - PROVISION FOR INCOME TAXES

The provision for income taxes at April 30, 2003 and 2002 consist of the following:

| 2003 | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ - | $ - | $ - |
| State | 800 | - | 800 |
| | $ 800 | $ - | $ 800 |

| 2002 | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 6,060 | $ - | $ 6,060 |
| State | 3,501 | - | 3,501 |
| | $ 9,561 | $ - | $ 9,561 |

## NOTE 2 - PROVISION FOR INCOME TAXES (continued)

For income tax purposes, the Company will file its income tax returns on a consolidated basis. The provision for income tax expense has been allocated to the Company based upon its estimated share of the total income tax provision on a consolidated basis.

## NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At April 30, 2003 and 2002, the Company had net capital of $105,873 and $110,905, which was $100,873 and $105,530 in excess of its required net capital of $5,000 and $5,375, respectively.

## NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into an agreement to provide continuing education, product development and related support services to a broker-dealer affiliate. Substantially all of the Company's revenue was generated from this related party.

## NOTE 5 - GOING CONCERN

Management is in the process of developing marketing programs to increase revenues from non-affiliated entities. Management has also stated that the shareholder has committed to providing additional capital to the Company if necessary.

## NOTE 6 - COMMITMENT AND CONTINGENCIES

The Company has an office space sharing arrangement with an affiliate, and the Company is in the process of determining an allocation agreement for the shared expenses with its affiliate.

**BROKERAGE DESIGN & DEVELOPMENT, INC.**

Computation of Net Capital Pursuant to Rule 15c3-1

April 30,

| | 2003 | 2002 |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total ownership equity: | | |
| Stockholder's equity (from balance sheet) | $109,173 | $114,205 |
| Non-allowable assets | (3,300) | (3,300) |
| Net Capital | $105,873 | $110,905 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS | | |
| Minimum dollar net capital requirement (Greater of $5,000 or 6-2/3% of aggregate indebtedness) | $ 5,000 | $ 5,375 |
| Net Capital from above | $105,873 | $110,905 |
| Excess Net Capital | $100,873 | $105,530 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Total aggregate indebtedness (from balance sheet) | $ 45,556 | $ 80,621 |
| Ratio of aggregate indebtedness to net capital | .43 to 1 | .73 to 1 |

RECONCILIATION

The following is a reconciliation as of April 30, 2003 and 2002, of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

| | 2003 | 2002 |
|---|---|---|
| Net Capital - Company's computation | $108,463 | $ 91,712 |
| Reconciling items: | | |
| Net audit adjustments | (2,590) | 19,193 |
| Net Capital | $105,873 | $110,905 |

The accompanying notes are an integral part of the financial statements.



**Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5**

Board of Directors
Brokerage Design & Development, Inc.
Orange, California

In planning and performing our audit of the financial statements and supplemental schedules of Brokerage Design & Development, Inc. (the Company), for the year ended April 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

LaVine & Associates CPA'S, INC.

Mission Viejo, California
June 24, 2003